# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: A SPAC III Acquisition Corp., CIK 0001890361
CUSIP: G0544A103
Title of class of securities: Class A Ordinary Shares, no par value
Address of issuer's principal executive offices: 29th Floor, 200 Gloucester Road, Wan Chai, Hong Kong (K3), 00000
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002042402

## Reporting persons
- A SPAC III (Holdings) Corp.: type of reporting person: other (OO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 1,780,000; shared voting power 0; sole dispositive power 1,780,000; shared dispositive power 0; aggregate amount beneficially owned 1,780,000 (22.1% of the class)
  Comment: The 1,780,000 shares referred to in Rows 5, 7, and 9 includes both the Issuer's Class B ordinary shares with no par value ("Class B Ordinary Shares") which are automatically convertible into Issuer's Class A ordinary shares with no part value ("Class A Ordinary Shares") immediately following the Issuer's initial business combination (the "Business Combination") and may be converted at any time prior to the Business Combination at the option of the holder, as more fully described under the heading "Description of Securities " in the Issuer's Registration Statement on Form S-1 (File No. 333-282428). Claudius Tsang is the sole director of A SPAC III (Holdings) Corp. and has voting and investment discretion with respect to the securities held of record by A SPAC III (Holdings) Corp. The percentage in Row 11 is based on 6,555,000 Class A ordinary shares, including Class A ordinary shares underlying the units, and 1,500,000 Class B ordinary shares issued and outstanding as of November 18, 2024, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2024 filed with the Securities and Exchange Commission on November 19, 2024.
- Claudius Tsang: type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); sole voting power 1,780,000; shared voting power 0; sole dispositive power 1,780,000; shared dispositive power 0; aggregate amount beneficially owned 1,780,000 (22.1% of the class)
  Comment: The 1,780,000 shares referred to in Rows 5, 7, and 9 includes both the Issuer's Class B ordinary shares with no par value ("Class B Ordinary Shares") which are automatically convertible into Issuer's Class A ordinary shares with no part value ("Class A Ordinary Shares") immediately following the Issuer's initial business combination (the "Business Combination") and may be converted at any time prior to the Business Combination at the option of the holder, as more fully described under the heading "Description of Securities " in the Issuer's Registration Statement on Form S-1 (File No. 333-282428). Claudius Tsang is the sole director of A SPAC III (Holdings) Corp. and has voting and investment discretion with respect to the securities held of record by A SPAC III (Holdings) Corp. The percentage in Row 11 is based on 6,555,000 Class A ordinary shares, including Class A ordinary shares underlying the units, and 1,500,000 Class B ordinary shares issued and outstanding as of November 18, 2024, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2024 filed with the Securities and Exchange Commission on November 19, 2024.

## Item 1. Issuer
Name of issuer: A SPAC III Acquisition Corp.
Address of issuer's principal executive offices: The Sun's Group Center, 29th Floor, 200 Gloucester Road, Wan Chai, Hong Kong

## Item 2. Person Filing
Name of person filing: A SPAC III (Holdings) Corp. and Claudius Tsang (collectively, the "Reporting Persons")
Address of principal business office or, if none, residence: The Sun's Group Center, 29th Floor, 200 Gloucester Road, Wan Chai, Hong Kong
Citizenship: A SPAC III (Holdings) Corp. is a British Virgin Islands company. Claudius Tsang is a citizen of Hong Kong SAR.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: As of December 31, 2024, the Reporting Persons may be deemed to beneficially own 1,780,000 of the Issuer's Class A and Class B Ordinary Shares. A SPAC III (Holdings) Corp. is the record holder of the ordinary shares reported herein. Claudius Tsang is the sole director of A SPAC III (Holdings) Corp. and has voting and investment discretion with respect to the securities held of record by A SPAC III (Holdings) Corp., and may be deemed the beneficial owner of the securities held by A SPAC III (Holdings) Corp., and has voting and investment discretion with respect to such securities. This Statement shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) and 13(g), beneficial owners of any securities covered by this Statement.
Percent of class: The 1,780,000 of the Issuer's Class A and Class B Ordinary Shares owned by the Reporting Persons constitute 22.1% of the total number of Class A and Class B Ordinary Shares issued and outstanding, assuming the conversion of all issued and outstanding Class B Ordinary Shares of the Issuer. The Class B Ordinary Shares are automatically convertible into Class A Ordinary Shares with or immediately following the Business Combination on a one-for-one basis and may be converted at any time prior to the Business Combination at the option of the holder on a one-for-one basis, subject to certain adjustments, as more fully described under the heading "Description of Securities " in the Issuer's Registration Statement on Form S-1 (File No. 333-282428). The percentage of the total ordinary shares held is based on 6,555,000 Class A ordinary shares, including Class A ordinary shares underlying the units, and 1,500,000 Class B ordinary shares issued and outstanding as of November 18, 2024, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2024 filed with the Securities and Exchange Commission on November 19, 2024, assuming the conversion of all Class B Ordinary Shares.
Sole power to vote or to direct the vote: A SPAC III (Holdings) Corp.: 1,780,000 Claudius Tsang: 1,780,000
Shared power to vote or to direct the vote: A SPAC III (Holdings) Corp.: 0 Claudius Tsang: 0
Sole power to dispose or to direct the disposition: A SPAC III (Holdings) Corp.: 1,780,000 Claudius Tsang: 1,780,000
Shared power to dispose or to direct the disposition: A SPAC III (Holdings) Corp.: 0 Claudius Tsang: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
EXHIBIT LIST

Exhibit A Joint Filing Agreement, dated as of February 14, 2025.

## Signatures
- A SPAC III (Holdings) Corp.: /s/ Claudius Tsang, Director (02/14/2025)
- Claudius Tsang: /s/ Claudius Tsang, Individual (02/14/2025)